Exhibit (12)

TARGET CORPORATION
Computations of Ratios of Earnings to Fixed Charges for each of the
Five Years in the Period Ended January 28, 2017

Ratio of Earnings to Fixed Charges	Fiscal Year Ended
(dollars in millions)	January 28, 2017	January 30, 2016	January 31, 2015	February 1, 2014	February 2, 2013
Earnings from continuing operations before income taxes	$3,965	$4,923	$3,653	$4,121	$5,056
Capitalized interest, net	20	16	(1)	(14)	(12)
Adjusted earnings from continuing operations before income taxes	3,985	4,939	3,652	4,107	5,044
Fixed charges:
Interest expense (a)	591	616	619	641	721
Interest portion of rental expense	107	108	108	108	106
Total fixed charges	698	724	727	749	827
Earnings from continuing operations before income taxes and fixed charges	$4,683	$5,663	$4,379	$4,856	$5,871
Ratio of earnings to fixed charges	6.71	7.82	6.02	6.48	7.10

(a)
Includes interest on debt and capital leases (including capitalized interest) and amortization of debt issuance costs. Excludes interest income, the loss on early retirement of debt and interest associated with uncertain tax positions, which is recorded within income tax expense.